Mail Stop 3-5

      May 31, 2005


Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004

Re:  	Eagle Bulk Shipping Inc.
Registration Statement on Form S-1
Amendment No. 3
Filed May 17, 2005
      File No. 333-123817

Dear Mr. Wolfe:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Corporate Structure, page 6

1. We note from your disclosure that Kelso Affiliates directly controls 92.6% of Eagle Ventures LLC which in turn owns 100% of the
Company`s common shares. Please disclose the nature of this control relationship in the notes to the Company`s audited financial statements. Also, if this control relationship will continue to exist following completion of your offering as disclosed on page 20, please also disclose this in the notes to your financial statements. Refer to the requirements of paragraph 2 of SFAS No.57.

Company Specific Risk Factors, page 12

2. Add a risk factor to addresses your being a "controlled company" within the meaning of the Nasdaq National Market rules and the resulting impact on the independence of your board of directors.

We cannot assure you that our board of directors will declare dividends, page 12

3. Revise your disclosure here and in your discussion of "Dividend Policy" on pages 5 and 25 to address that you will not be permitted to pay dividends if there is a default or a breach on a loan covenant or if the payment of dividends would result in a default or breach of a loan covenant and include a cross-reference to the more detailed discussion of this limitation. Also, disclose, if true, that you have paid no dividends to date and have incurred losses for your reported period of results.

Use of Proceeds, page 24

4. Add a cross-reference at the end of the second paragraph to refer to "Certain Relationships and Related Party Transactions."

Management`s Discussion and Analysis of Financial Conditions and
Results of Operations

Lack of Historical Operating Data for Vessel Before their
Acquisition, page 32

5. We note from your response to our prior comment 1 and your revised disclosure that you have acquired some vessels with time charters. In this regard, please tell us if you will separately record as identifiable assets the time charters that were acquired in connection with the purchases of each of your vessels. Provide a substantive analysis to support your accounting.

Financial Advisory Fees, page 32

6. We note from your revised disclosure that you will record an expense of $5.2 million in the second quarter of 2005 in connection with a fee paid to Kelso and certain non-management affiliates of Eagle Venture pursuant to a financial agreement that you entered into with Kelso. Please disclose in MD&A and in your notes to the financial statements the nature and terms of this agreement, along with a detail description of the services provided by Kelso in connection with the $5.2 million fee. See SFAS No. 57 for guidance.


Business, page 50

Technical Management, page 54

7. We suggest that you recast the statement that V.Ships is "the world`s largest provider" as your belief or otherwise delete that phrase.

8. Please disclose whether any of the international collective bargaining agreements are due to expire within 2 years.

Management, page 63

Board Practices, page 64

9. Please revise your disclosure regarding your Audit Committee to provide the information required under Item 401(h) of Regulation
S-K.

Principal Stockholders, page 67

Certain Relationships and Related Party Transactions, page 69

Eagle Ventures Promissory Note, page 70

10. Revise to state, if true, that the terms of the Eagle Ventures Promissory Note are substantially similar to a note negotiated on an arm`s length basis.

Financial Statements

Note 7. Accrued Liabilities, page F-10

11. We note from your revise disclosure that accrued liabilities related to "Legal Fees" are approximately $498,000, which represent the majority of your total accrued liability balance.

12. In this regard, please expand the disclosure in Note 7 to explain in further detail the specific nature of the legal costs that make up these accrued legal fees.

Note 6. c. Related Party Tractions, page F-10

13. We note the disclosures that have been added to note 6 in response to our prior comment number 35 but are still unclear as to the methods and assumptions that will be used to determine the fair value and related compensation expense to be recognized in connection with the profit interests in Eagle Ventures that have been granted to certain members of the Company`s management. Please tell us and expand the disclosures in the notes to the Company`s financial statements to explain in further detail how compensation expense will be measured and recognized in the Company`s financial statements in connection with these awards. We may have further comment upon receipt of your response.

Note 9.Subsequent Events (after date of Accountant`s Report-unaudited), page F-11

14. We note your response to our prior comment 37. You state that the
Company believes that it has disclosed all significant terms of the charters in the chart under "Business - Our Fleet" and since the Company did not own any vessels at March 31, 2005, the Company has concluded that no disclosure in the footnotes was necessary. As we believe the execution of these contracts represents a material subsequent event, we do not agree with your conclusion. As such, please revise your filing to include a note to your financial statements that discusses the significant terms of these contracts.
Your disclosure should include but not be limited to a discussion describing the service start date, duration, rate, and any other significant terms of these contracts.

Note 9.a.

15. Please update your disclosure in Note 9.a. to reflect the details related to your purchase of eight vessels versus seven per your current disclosure and the associated borrowings under your existing credit facility as disclosed in your "Summary Consolidated Financial
Date" and "Selected Consolidated Financial Data." Please revise to clearly disclose the terms of your existing credit facility and the new credit facility you expect to obtain from the Royal Bank of Scotland, plc.

Note 9.b.

16. We note your response to our prior comment 34, but do not believe that your response adequately addressed all of the concerns raised in our prior comment. As requested in our prior comment, please enhance your note to disclose the rate of interest, maturities, priorities and other material terms as it relates to the $300,000,000 revolving credit facility. Additionally, please identify assets mortgaged, pledged, or otherwise subject to lien, and disclose the carrying value of the pledged assets, if applicable. Refer to the requirements of Rule 5-02(22) of Regulation S-X.

Other

17. Based on the discussion of your new credit facility included on pages 61 and 62 of the registration statement, it appears that your new credit facility will restrict the Company`s ability to pay dividends. Please revise the notes to the Company`s financial statements to disclose the significant terms of these dividend restrictions. Refer to the requirements of Rule 4-08(e) of Regulation
S-X.
Exhibit 23.2 Consent of Independent Registered Public Accounting
Firm

18. We note from your response to our prior comment 38 that your have obtained a revised consent which refers to the report of Ernst &
Young LLP dated April 1, 2005. Please provide us with this consent in your next amendment to this filing.

************

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct any questions on the financial statements and related disclosure Jeff Jaramillo at (202) 533-3212, or Linda Cvrkel, at
(202) 533-3813.  Direct any other questions to Hanna Teshome at
(202)
533-3315, or in her absence to me at (202) 533-3750.

								Sincerely,



								Max A. Webb
								Assistant Director



cc:
via facsimile
Gary J. Wolfe, Esq.
Robert E. Lustrin, Esq.
Seward & Kissel LLP
(212) 480-8421


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Eagle Bulk Shipping Inc.
May 31, 2005
Page 1